Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Interpublic Announces Put Option Notification for 4.25% Convertible Senior Notes Due 2023

New York, NY – February 15, 2012 – The Interpublic Group of Companies, Inc. (NYSE: IPG) today announced that, as required by the terms of its 4.25% Convertible Senior Notes due 2023 (the “Notes”), it is notifying holders of the Notes that they have the right, pursuant to the terms of the Notes, to require Interpublic to purchase their Notes for cash on March 15, 2012 (the “Put Option”). The Put Option expires on March 14, 2012.

Pursuant to Securities and Exchange Commission requirements, Interpublic will file a Tender Offer Statement on Schedule TO later today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon. None of Interpublic, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

The Put Option entitles each holder of the Notes to require Interpublic to purchase all or part of such holder’s Notes at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest up to, but excluding, March 15, 2012. Interpublic expects, however, that there will be no such accrued and unpaid interest due as part of the purchase price paid on March 15, 2012 because that date is a regular interest payment date. Interpublic will pay the purchase price in cash. If all outstanding Notes are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price will be $400.0 million. Upon the occurrence of certain events described in the Notes, the Notes are convertible into 82.4612 shares of Interpublic’s common stock per $1,000 principal amount of the Notes. On February 14, 2012, the last reported sales price of Interpublic’s common stock on the New York Stock Exchange was $10.70 per share.

Noteholders’ opportunity to exercise the Put Option will commence on February 15, 2012, and will terminate at 11:59 p.m., New York City time, on March 14, 2012. In order to exercise the Put Option, a holder must follow the procedures set forth in Interpublic’s company notice to holders, which is available through The Depository Trust Company and The Bank of New York Mellon, trustee for the Notes. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 11:59 p.m., New York City time, on March 14, 2012.

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About Interpublic

Interpublic is one of the world’s leading organizations of advertising agencies and marketing services companies. Major global brands include Draftfcb, FutureBrand, GolinHarris International, HUGE, Initiative, Jack Morton Worldwide, Lowe and Partners, MAGNAGLOBAL, McCann Erickson, Momentum, MRM Worldwide, Octagon, R/GA, UM and Weber Shandwick. Leading domestic brands include Campbell Ewald; Campbell Mithun; Carmichael Lynch; Deutsch, a Lowe and Partners Company; Gotham Inc.; Hill Holliday; ID Media; Mullen and The Martin Agency. For more information, please visit www.interpublic.com.

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Contact Information

Tom Cunningham (Press) (212) 704-1326	Jerry Leshne (Analysts, Investors) (212) 704-1439

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Cautionary Statement

This release contains forward-looking statements. Statements in this release that are not historical facts, including statements about management’s beliefs and expectations, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, the following:

•	potential effects of a challenging economy, for example, on the demand for our advertising and marketing services, on our clients’ financial condition and on our business or financial condition;

•	our ability to attract new clients and retain existing clients;

•	our ability to retain and attract key employees;

•	risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a weakened economy;

•	potential adverse effects if we are required to recognize impairment charges or other adverse accounting-related developments;

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risks associated with the effects of global, national and regional economic and political conditions, including counterparty risks and fluctuations in economic growth rates, interest rates and currency exchange rates; and

•	developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world.

Investors should carefully consider these factors and the additional risk factors outlined in more detail under Item 1A, Risk Factors, in our most recent Annual Report on Form 10-K and other SEC filings.

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